Response to Item 77C


Special Meeting of Shareholders of Eaton Vance Atlanta Capital
Horizon Growth Fund (the "Fund")

The Fund held a Special Meeting of Shareholders on October 23, 2015 to approve an Agreement and Plan of Reorganization (the "Plan") to exchange shares of the Fund into corresponding shares of Eaton Vance Atlanta Capital SMID-Cap Fund (the "Atlanta Capital SMID-Cap
Fund"). The Plan provides for the transfer of all of the assets and liabilities of the Fund to the Atlanta Capital SMID-Cap Fund in exchange for corresponding shares of the Fund.

The following action was taken by the shareholders:


	 Number of Shares
   For		  Against		Abstain__
914,724                   36,037	              276,333